FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                April 18, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F    X                   Form 40-F
                                      -----                            ----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                              No    X
                                  ----                          -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                             Total Pages: 4

                                                       -----------------------
                                                            Smith & Nephew plc
                                                       -----------------------
                                                                15 Adam Street
                                                                London WC2N 6LA
                                                Telephone: +44 (0)20 7401 7646
                                                Facsimile: +44 (0)20 7930 3426
                                                  http://www.smith-nephew.com

                                                                Smith & Nephew



FOR IMMEDIATE RELEASE
---------------------

                                                   Contact: Margaret Stewart
                                                            Smith & Nephew plc
                                                            011-44-207-401-7646
                                                                  - or -
                                                            Brian Rafferty
                                                            Taylor Rafferty
                                                            212-889-4350

NEW PRESIDENT FOR SMITH & NEPHEW ORTHOPAEDICS
---------------------------------------------
Larry Papasan Announces Plans To Retire

LONDON - April 15, 2002 - Smith & Nephew plc (NYSE: SNN), the global medical devices company, today announces that Larry W Papasan, President of the company's Orthopaedic operations, plans to retire at the end of this year. Mr. Papasan, 61, will become Chairman of Smith & Nephew's Orthopaedics Division from May 1 until his retirement and work with the new President to ensure a smooth transition.

The new President of Smith & Nephew Orthopaedics will be Mr. David Illingworth, 48, who has wide executive experience in leading advanced medical device companies and a strong background in global business operations, sales and marketing.

An American, Mr. Illingworth's background was initially with GE Medical Systems in the United States and Asia, followed by senior positions in medical device companies Nellcor Puritan Bennett and VidaMed Inc. Until recently he was President of XL Vision Inc., a company that created technology spin-offs.

Smith & Nephew Chief Executive Chris O'Donnell said: "Larry Papasan has made a major contribution to the success of our orthopaedics business, steering it to become one of the most successful in its sector."

"David Illingworth brings strategic level experience of growing companies globally and will provide strong leadership to our continuing development as a major orthopaedics business. David's experience will be a valuable asset in our continuing commitment to drive our business in our key world markets through the launch of high technology products and a strong and knowledgeable sales force."

                                   - more -

Smith & Nephew is a global advanced medical devices company with a highly successful track record in developing, manufacturing and marketing a wide variety of innovative and technologically advanced tissue repair products. These products are primarily in the areas of bone, joints, skin and other soft tissue. Smith & Nephew has extensive marketing and distribution capabilities, with established sales in more than 90 countries.

Smith & Nephew ADRs, each equivalent to ten ordinary shares, trade on the New York Stock Exchange under the symbol SNN. Smith & Nephew ordinary shares trade on the London Stock Exchange. Shares are quoted on the SEAQ System, and prices may be accessed on the Reuter Equities 2000 Service under the symbol SNIN.L, on Bloomberg under the symbol SNN, and on Quotron under the symbol SMU.EU. For further information, visit Smith & Nephew's website at http://www.smith-nephew.com.



                                     # # #

16 April 2002



The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to
Section 198 of the Companies Act 1985 (as amended), by
FMR Corp and Fidelity International Limited that they have a notifiable interest in 92,943,405 ordinary shares of 12 2/9p each in the Company representing
10.03% of the issued share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary